Hogan Lovells
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www.hoganlovells.com

November 13, 2024

VIA EDGAR

Mr. Tony Watson

Ms. Angela Lumley

Mr. Scott Anderegg

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (CIK No. 0002035697)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-4
Confidentially Submitted on September 26, 2024

Dear Mr. Watson and Ms. Lumley, Mr. Anderegg and Ms. Ransom,

On behalf of our client, Polibeli Group Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 25, 2024 on the Company’s draft registration statement on Form F-4 confidentially submitted on September 26, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission for confidential review. In this submission, the Company has included its unaudited condensed consolidated financial statements as of June 30, 2024 and for each of the six-month periods ended June 30, 2023 and 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

We represent the Company. To the extent any response relates to information concerning Chenghe Acquisition II Co., and such other persons involved in the proposed business combination as set forth in the Revised Draft Registration Statement, such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

M Wong

M Sit

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

Z Dong

Foreign Legal
Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia,
USA)

S Jiang

(New York, USA)

*Notary Public

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco Sao Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Draft Registration Statement on Form F-4

Cover Page

1.	We note your disclosure, “[p]ursuant to the A&R Company Listing Articles, the Company Class B Ordinary Shares will be entitled to ten (10) votes per share compared to one (1) vote per share of the Company Class A Ordinary Shares. As a result, it is expected that the Company Shareholder will hold over 50% of the outstanding voting power of the Company immediately following the closing of the Business Combination and the Company will be a “controlled company” under the rules of the NYSE.” Revise to specify the number of shares and the percentage of voting control held by the Company Shareholder after the closing of the Business Combination. Specifically state that the disparate voting rights structure gives your Company Shareholder the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Also, where you discuss the exemptions from certain corporate governance standards available to foreign private issuers listed on an exchange, also disclose whether you intend to rely on the exemptions from certain corporate governance standards available to controlled companies.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 55, 56 and 206 of the Revised Draft Registration Statement.

2.	Refrain from referring to the “Company’s existing shareholders” when it appears that the Company has one shareholder, the Company Shareholder, and revise to state as much for clarity.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and throughout the Revised Draft Registration Statement.

3.	Where you disclose that the Chenghe Board has approved the Business Combination Proposals, state that the Chenghe Board received a fairness opinion, which concluded that the consideration to be issued or paid to the Chenghe Shareholders in the Business Combination is fair from a financial point of view to Chenghe and the Chenghe Shareholders, other than the Sponsor and any of its affiliates. Refer to Item 1604(a)(1) of Regulation S-K.

In response to the Staff’s comment, the disclosure on the cover page and pages xvi, 79-80, and 82-83 of the Revised Draft Registration Statement has been revised.

4.	We note your disclosure of compensation to be received by the sponsor. Your disclosure cross references to additional disclosure, “[s]ee SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — Compensation Received by the Sponsor.” However, there is no disclosure located under this header in your prospectus. Please revise or advise. Also, revise this disclosure to provide the price paid for the shares currently held and the price to be paid for the securities issued in connection with the de-SPAC transaction. State whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Item 1604(a)(3) of Regulation S-K.

In response to the Staff’s comment, the disclosure on the cover page and page 12 of the Revised Draft Registration Statement has been revised. Regarding the price to be paid for the securities issued in connection with the de-SPAC transaction, the Company respectfully advises the Staff that the Company is not receiving any additional compensation from the Sponsor for the securities to be issued to the Sponsor in connection with the de-SPAC transaction. Rather, the SPAC securities held by the Sponsor will convert into Company securities under the same terms as the public holders of SPAC securities.

Questions and Answers about the Business Combination..., page xvii

5.	Please revise to add a question and answer to address the federal income tax consequences of the de-SPAC transaction to the Company, Chenghe, and the respective security holders. In this regard, we note the existing Q&As and tax discussion are focused on certain security holders. Revise the prospectus accordingly. Refer to Item 1605(b)(6) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no material U.S. federal income tax consequences of the de-SPAC transaction to the Company, Chenghe or the non-U.S. Holders of the Company and Chenghe.

Summary of Registration Statement/Proxy Statement, page 1

6.	We note that you have titled amounts here, on pages xv, xxiii and in the forepart of the registration statement as “pro forma.” Please tell us if the measures are presented based on the guidance in Article 11 of Regulation S- X. If not, please revise your presentation to more clearly state what the amounts represent and eliminate the use of the description as “pro forma.”

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages xx, 10 and 144 of the Revised Draft Registration Statement.

7.	Consider moving the information you have provided under “Summary Term Sheet” to this section of your prospectus, so that readers can locate all of the information required by Item 1604(b) of Regulation S-K in one place.

In response to the Staff’s comment, the Company has removed the section titled “Summary Term Sheet” and revised the disclosure under the section titled “Summary of Registration Statement/Proxy Statement” from page 1 to 19 of the Revised Draft Registration Statement.

Sources and Uses of Funds for the Business Combination, page 3

8.	Elaborate upon your statement that the Company would have “approximately $367.65 million worth of ordinary shares” to explain how you have arrived at this amount. Also, elaborate upon the purpose of and method of effectuating the Recapitalization, by explaining how each Company Ordinary Share will be repurchased and provide an example of how such repurchase will take place using a hypothetical Recapitalization Factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 the Revised Draft Registration Statement to clarify that the Company would have approximately 367.65 million ordinary shares assuming maximum redemptions by SPAC Public Shareholders.

The Company respectfully advises the Staff that the “Recapitalization Factor” is the quotient obtained by dividing the Base Equity Value by the quotient of dividing the Aggregate Fully Diluted Company Shares by $10.00. “Aggregate Fully Diluted Company Shares” means, without duplication, the aggregate number of Company Ordinary Shares that are (i) issued and outstanding immediately prior to the Recapitalization and (ii) issuable upon the exercise, exchange or conversion of any other equity securities of the Company that are issued and outstanding immediately prior to the Recapitalization. “Base Equity Value” means U.S.$3,600,000,000.

Immediately following the re-designation of the Company’s authorized share capital (as disclosed on the cover page of the Revised Draft Statement), each issued Company Ordinary Share shall be recapitalized by way of a repurchase in exchange for the issuance of such number of Company Ordinary Shares equal to the Recapitalization Factor (i.e., one such Company Ordinary Share multiplied by the Recapitalization Factor), subject to any adjustment in relation to the issuance of fractional shares as set forth in the Business Combination Agreement. For instance, assuming the Aggregate Fully Diluted Company Shares equals to 500,000,000 (which is the currently total issued and outstanding ordinary shares of Polibeli Group Ltd), the Recapitalization Factor would be 0.72 (calculated by 3,600,000,000/500,000,000/10) and each issued Company Ordinary Shares would be repurchased in exchange for the issuance of 0.72 Company Ordinary Share. The purpose of effectuating the Recapitalization is to conduct the exchange of each Company Ordinary Share with SPAC Ordinary Share on a basis of 1:1.

9.	We note your indication that “to finance the Business Combination, the Company may also enter into Subscription Agreements or other purchase agreements with “PIPE” investors for the purchase of Company Ordinary Shares at the time of the Business Combination.” Where you provide this disclosure, clarify the total consideration agreed to by the parties in connection with the Business Combination, with a view to understanding whether additional financing is necessary to close the transaction. Revise to disclose the anticipated liquidity position of the combined company following the business combination, including the amount of cash it expects to have following potential shareholder redemptions and the payment of expenses related to the de-SPAC transaction. Refer to Item 1605(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 4 of the Revised Draft Registration Statement.

Compensation Received by the Sponsor, page 11

10.	Revise this disclosure to comply with Item 1604(b)(4) of Regulation S-K by providing this information in tabular form, expanding it to provide information as to affiliates of the sponsor, quantifying Ordinary Shares currently held, discussing price(s) paid for the Ordinary Shares currently held and to be issued, and the extent to which such compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company.

In response to the Staff’s comment, the disclosure on the cover page and pages xxi and 11 of the Revised Draft Registration Statement has been revised.

Reasons for the Approval of the Business Combination and Recommendations, page 13

11.	Please revise your disclosure to state, as you do elsewhere, that it is ER Shares’ opinion that the transaction was fair from a financial point of view to Chenghe and the Chenghe shareholders (other than Sponsor or any of its affiliates) of the consideration to be issued or paid by the Company pursuant to the Business Combination. Also, revise to clarify that the Chenghe Board, if true, considered the ER Shares’ opinion in arriving at it’s recommendation. Refer to Item 1604(b)(2) of Regulation S-K.

In response to the Staff’s comment, the disclosure on the cover page and pages xvi, 80, 82, 83, and 84 of the Revised Draft Registration Statement has been revised.

Uncertainties relating to the growth and profitability of the evolving and dynamic supply chain services industry..., page 20

12.	For context, enhance your risk factor disclosure and your disclosure on page 162 to explain when you launched the Polibeli Platform in Japan, considering you highlight this region as the other region in which you “mainly” conduct your business and for which your revenues are much greater.

The Company respectfully advises the Staff that, as disclosed on pages 170 and 171 of the Revised Draft Registration Statement, the Polibeli Platform was designed for and launched only in Indonesia, which is an emerging market. Japan has a mature consumer market and Polibeli’s business in Japan focuses on import and domestic trading of goods, sourcing products from international suppliers and domestic Japanese suppliers and then selling them to key account customers such as department stores and wholesalers across Japan.

An active trading market for Company Ordinary Shares may not develop..., page 54

13.	Elaborate upon your risk factor and related disclosure throughout the prospectus to discuss the specific challenges associated with your continued listing, including the fact that the Company has a sole shareholder and a significant number of shares subject to a lock-up arrangement making it less likely that the combined company will satisfy listing standards.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 54, 55, 80, 117 and 148 of the Revised Draft Registration Statement.

Background of the Business Combination, page 72

14.	Please revise to more clearly identify each person in attendance at each meeting. As examples only, identify the “representatives of SPAC and the Company, as well as representatives of their advisors” that met on June 25, 2024. Another example, identify the individuals who attended the June 26, 2024 teleconference meeting by the “SPAC, ER Shares and the Company.”

In response to the Staff’s comment, the Company has revised the disclosure from page 75 to page 78 of the Revised Draft Registration Statement.

Pro Forma Capitalization, page 72

15.	Explain how the parties arrived at a $3,600,000,000 pre-money equity valuation, which you also refer to as the "pro forma equity valuation" and the "Base Equity Value" and "enterprise value," of the Post-Closing Company and whether any other values were discussed before arriving at this amount and if not, why not. If this amount is intended to represent the overall value of the combined company, explain what additional consideration beyond the cash contained in the trust account is contemplated to effectuate the transaction.

The Company respectfully advises the Staff that the Company is valued at US$3.6 billion on a pre-money enterprise value basis. The Company initially determined the proposed US$3.6 billion pre-money equity valuation through a comprehensive analysis of projected revenues and relevant market benchmarks, based on the Enterprise Value-to-Revenue (EV/Revenue) multiple by referencing to the EV/Revenue multiple of public comparable, including PDD Holdings and Shopify Inc., as well as the estimated revenues of the Company in the upcoming years. The Company believes that the EV/Revenue multiple is commonly accepted metric for high-growth companies, which is suitable for its valuation purpose. This valuation was then proposed by the Company to Chenghe and preliminarily agreed between the parties in the Letter of Intent entered into on June 19, 2024. Subsequent to entering into the Letter of Intent, Chenghe management conducted further financial due diligence in consultation with its financial advisor, ER Shares, to validate the assumptions and calculations supporting this preliminary valuation. No other values were discussed between the parties as the US$3.6 billion valuation was determined by Chenghe to be supportable and reasonable. As a pre-money enterprise valuation of the Company business, the US$3.6 billion valuation was determined without taking into account any additional consideration which may be available to the combined company, including any cash which would be available in the trust account depending on the levels of redemption of SPAC Ordinary Shares. Chenghe’s valuation assessment was subsequently supported by the fairness opinion delivered to Chenghe Board by ER Shares. See “SPAC Shareholder Proposal No. 1 — The Business Combination Proposal — SPAC Board’s Reasons for the Approval of the Business Combination and Recommendations” of the Revised Draft Registration Statement.

With respect to the term “Base Equity Value” under the Business Combination Agreement, as disclosed in “Summary of ER Shares’ Financial Analysis of Company — Determination of Total Enterprise Value” on page 84 of the Revised Draft Registration Statement, for the purpose of determining the pre-money total enterprise value, the Base Equity Value was adjusted for Company debt and cash which was non-material, which yielded a pre-money total enterprise value of US$3.6 billion. The Company has revised disclosure on pages xix, xxi, 73, 75, 84, 208, 249 and throughout the Revised Draft Registration Statement to clarify and reconcile the valuation term used.

The Company respectfully advises the Staff that, pursuant to the Business Combination Agreement, holders of SPAC Units, SPAC Ordinary Shares and SPAC Warrants will receive Company Class A Ordinary Shares as consideration of the Business Combination in accordance with the mechanism set forth below:

(a)	each outstanding SPAC Unit, consisting of one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant, will be automatically separated and the holder thereof will be deemed to hold one (1) SPAC Class A Ordinary Share and one-half (1/2) of one (1) SPAC Warrant;

(b)	each SPAC Class B Ordinary Share that is issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one (1) SPAC Class A Ordinary Share and each SPAC Class B Ordinary Share shall no longer be issued and outstanding and shall automatically be cancelled and cease to exist;

(c)	each SPAC Class A Ordinary Share (which for the avoidance of doubt, includes the SPAC Class A Ordinary Shares (A) issued in connection with the SPAC Class B Conversion; and (B) held as a result of Unit Separation) that is issued and outstanding (other than the SPAC Dissenting Shares (as defined in the Business Combination Agreement), Redeeming SPAC Shares (as defined in the Business Combination Agreement) and the shares set forth in Section 3.7(a)(vii) of the Business Combination Agreement) shall be converted into the right to receive one (1) Company Class A Ordinary Share; and

(d)	each SPAC Warrant that is outstanding and unexercised shall be automatically converted into the right to receive a Company Warrant, pursuant to the A&R Warrant Agreement.

For number of Company Class A Ordinary Shares to be received by the holders of Founder Shares (designated as SPAC Class B Ordinary Shares), holders of Private Placement Shares (designated as SPAC Class A Ordinary Shares), holders SPAC Public Warrants (entitled to purchase SPAC Class A Ordinary Shares at a fix price) and holders SPAC Private Placement Warrants (entitled to purchase SPAC Class A Ordinary Shares at a fix price), see the section titled “Summary of the Registration Statement/Proxy Statement — Ownership of the Post-Closing Company” of the Revised Draft Registration Statement.

Description of discovery and negotiation process with potential targets by SPAC, page 73

16.	Elaborate upon the twenty potential targets identified by the SPAC and the six potential targets in which the SPAC entered into NDAs. Explain when the SPAC determined not to continue to pursue negotiations or discussions with such targets and the criteria you state that the Company met and exceeded that caused the SPAC to cease discussions with other parties. In this regard, the timeframe between when the SPAC IPO closed on June 14, 2024 to when the parties executed an NDA and Letter of Intent on June 19, 2024 was a very brief amount of time. Acknowledge this fact and explain how the Chenghe Board was able to move quickly to identify and focus on the Company and why they opted not to take more time to consider alternate candidates.

In response to the Staff’s comment, the disclosure on pages 75 and 76 of the Revised Draft Registration Statement has been revised. In addition, the Company respectfully advises the Staff that there was no contact between the Company and the SPAC prior to the consummation of the SPAC IPO on June 14, 2024. Rather, as described in the Revised Draft Registration Statement disclosure, the Sponsor of the SPAC has significant experience (via its affiliates) in searching for de-SPAC targets and had clear parameters for the target which allowed it to quickly eliminate companies who did not fit those parameters.

17.	Elaborate upon the extensive investment experience of SPAC’s other affiliates with a view to explaining SPAC management’s ability to identify potential targets. Highlight the status and performance of all other SPAC affiliates, including status of acquisitions and rates of redemption.

In response to the Staff’s comment, the disclosure from page 74 to page 76 of the Revised Draft Registration Statement has been revised.

Description of the proposed busines combination with Polibeli, page 74

18.	You state that on July 29, 2024, the Company sent the forecasts to SPAC and ER Shares, including estimates for revenues for calendar years 2024 to 2026. Clarify whether the forecast mentioned here is the same information presented under “Certain Prospective Operational and Financial Information” and, if not, explain how it differed.

In response to the Staff’s comment, the Company on pages 76, 83, 86, 87, 88 and 91 of the Revised Draft Registration Statement to align the use of the defined term “Financial Projections.” The Company respectfully advises the Staff that the forecasts sent to SPAC and the ER shares on July 29, 2024 are the same information presented under “Certain Prospective Operational and Financial Information.”

SPAC Board’s Reasons for the Approval of the Business Combination and Recommendations, page 76

19.	Please revise your disclosure to describe the effects of the de-SPAC transaction on the special purpose acquisition company and its affiliates, the SPAC sponsor and its affiliates, the target company and its affiliates, and unaffiliated security holders of the special purpose acquisition company. The description must include a reasonably detailed discussion of both the benefits and detriments of the de-SPAC to the special purpose acquisition company and its affiliates, the SPAC sponsor and its affiliates, the target company and its affiliates, and unaffiliated security holders of the special purpose acquisition company. The benefits and detriments of the de-SPAC transaction and any related financing transaction must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

In response to the Staff’s comment, the disclosure on pages 94 and 95 of the Revised Draft Registration Statement has been revised.

20.	You indicate that the SPAC Board considered the results of management’s due diligence, which included benchmarking versus comparable companies on historical financial and operational performance. Your disclosure under “Summary of Financial and Valuation Analyses of the Company” also seems to suggest that SPAC management prepared “financial and valuation analyses” separate and apart from those prepared by ER Shares or in support of the opinion that ER Shares rendered. Revise to elaborate upon the analyses prepared by SPAC management and considered by the SPAC Board.

In response to the Staff’s comment, the disclosure on page 82 of the Revised Draft Registration Statement has been revised. Additionally, the Company respectfully advises the Staff that only financial and valuation analysis was prepared and considered by the SPAC Board, and it was prepared by ER Shares. ER Shares used financial projections for the Company prepared and provided by the Company to prepare its financial and valuation analysis. No other analysis was prepared, and no other financial projections provided or considered by the SPAC Board.

21.	You state that the SPAC Board reviewed the results of management’s due diligence, which included discussions with external advisors and review reports related to legal diligence prepared by external advisors. Clarify the external advisors consulted and elaborate upon the results of the reports and diligence prepared by such advisors.

In response to the Staff’s comment, the disclosure on pages 15 and 79 of the Revised Draft Registration Statement has been revised.

22.	You state throughout your prospectus that the SPAC Board obtained a fairness opinion as to whether the consideration to be issued or paid to the SPAC Shareholders in the Business Combination is fair to the SPAC and the unaffiliated SPAC Public Shareholders, however, do you do not indicate whether or not the fairness opinion was considered by the Board or state whether it was a factor in support of the Board’s recommendation. Revise to clarify, consistent with Item 1606(b) of Regulation S-K.

In response to the Staff’s comment, the disclosure on the cover page and pages xvi, 79, 80, and 82 of the Revised Draft Registration Statement has been revised.

23.	You state that the shareholder vote constitutes a risk and uncertainty considered by the SPAC. State whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders of the special purpose acquisition company is required. Refer to Item 1606(c) of Regulation S-K.

In response to the Staff’s comment, the disclosure on pages xii, 81, 99, and 211 of the Revised Draft Registration Statement has been revised.

24.	State whether or not a majority of the directors (or members of similar governing body) who are not employees of the special purpose acquisition company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K.

In response to the Staff’s comment, the disclosure on page 15 of the Revised Draft Registration Statement has been revised.

Opinion of EntrepreneurShares LLC, page 80

25.	Please augment your disclosure to briefly describe the qualifications of EntrepreneurShares LLC. Describe the method of selection of EntrepreneurShares LLC. In addition, please describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship with you, the Sponsor and/or their respective affiliates. See Item 1607(b) 0f Regulation S-K.

In response to the Staff’s comment, the disclosure from page 82 to page 90 of the Revised Draft Registration Statement has been revised. In addition, the Company respectfully advises the Staff that no material relationship that existed during the past two years or is mutually understood to be contemplated, and any compensation received or to be received as a result of the relationship with the Company, the Sponsor and/or their respective affiliates. The only compensation received by ER Shares and the fee paid by the SPAC to act as its financial advisor.

26.	Revise to disclose the “Projections” reviewed by ER Shares. If they differ from the “Financial Projections” provided to Chenghe and disclosed under “Certain Prospective Operational and Financial Information,” disclose and explain the differences. In this regard, it appears that they differ significantly given your disclosure that the Guideline Publicly Traded Companies Analysis conducted by ER Shares Company’s relies upon “FY2026 Organic Revenue forecasts” provided by the Company that result in an “implied valuation range of $4.0 billion to $5.6 billion.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 82, 85, 86, 87 and 90 of the Revised Draft Registration Statement to align the use of the defined term “Financial Projections.” The Company respectfully advises the Staff that the financial projections reviewed by ER Shares do not differ from that disclosed in the projections. The revenue numbers used by ER Shares are consistent with those of the disclosed projections.

27.	For each analysis, revise to explain how the low and high multiples were calculated and/or selected, and include the underlying data for each company included in the data set. Refer to Item 1607(b)(6) of Regulation S-K.

In response to the Staff’s comment, the disclosure from page 86 to page 90 of the Revised Draft Registration Statement has been revised.

Certain Prospective Operational and Financial Information, page 86

28.	Disclose whether or not the Company has affirmed to Chenghe that its projections reflect the view of Company’s management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of the Company’s management or board of directors (or similar governing body) regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. Refer to Item 1609(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement.

29.	Elaborate upon the discussion of assumptions you have provided to explain the basis for the level and rate of increase in revenues in each of the jurisdictions discussed, especially Hong Kong where you disclose it is expected to exceed growth relative to Japan. Refer to Item 1609(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

Lock-Up Agreement, page 111

30.	Identify the SPAC Key Holders that are a party to this agreement.

In response to the Staff’s comment, the disclosure on page xi of the Revised Draft Registration Statement has been revised.

Material U.S. Federal Income Tax Considerations, page 113

31.	Revise to provide a tax opinion covering the material federal tax consequences to investors regarding the Merger and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence, such as whether the Merger qualifies as a reorganization within Section 368(a). If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion.

The Company respectfully advises the Staff that given the significant factual and legal uncertainties as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, there is significant doubt regarding the tax treatment of Chenghe’s shareholders. As such, counsel is unable (as disclosed) to deliver an opinion.

SPAC IPO Letter Agreement, page 140

32.	We note your disclosure that the Insiders have agreed to waive their redemption rights with respect to SPAC Class A Ordinary Shares purchased in SPAC IPO or in the aftermarket, in connection with the Business Combination. Please describe any consideration provided in exchange for this agreement.

In response to the Staff’s comment, the disclosure on page xvii of the Revised Draft Registration Statement has been revised.

Our Supply Chain Services Platform, page 162

33.	Revise to clarify whether you have contracts or long-term relationships with suppliers or retailers upon which your business is dependent. In this regard, we note your reference to retaining existing customers and maintaining healthy relationships with product suppliers as key factors affecting your results of operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Revised Draft Registration Statement.

Polibeli Management’s Discussion and Analysis, page 177

34.	We note your reference to GMV as a defined term and in your risk factor disclosure. Given your disclosure that your business and results of operations will be harmed if your sales and marketing efforts do not generate a corresponding increase in GMV, revise to disclose this metric, define it and quantify it over comparable periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages x, 21 and 27 of the Revised Draft Registration Statement and removed GMV as a business metric, as the Company is of the opinion that revenue is a sufficient and effective metric for measuring its results of operations.

Voting Rights, page 220

35.	Please revise to highlight the dual-class capital structure of Polibeli Group Ltd. and disparate voting rights of the Polibeli Group Ltd. Class B Common Stock and Polibeli Group Ltd. Class A Common Stock. Clearly explain that public shareholders will only receive Polibeli Group Ltd. Class A Common Stock and that the holder(s) of Polibeli Group Ltd. Class A Common Stock will control a majority of the combined voting power of Polibeli Group Ltd.. Quantify the aggregate combined voting power that holders of Polibeli Group Ltd. Class B Common Stock will control or cross-reference to the disclosure that you provide elsewhere to this effect. Revise to provide all of this information where appropriate throughout the proxy statement/prospectus as well, such as the summary, question and answer, and risk factors sections.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages xv, 10, 55, 56 and 231 of the Revised Draft Registration Statement.

Beneficial Ownership of Company Ordinary Shares Prior to the Business Combination, page 236

36.	Revise footnote 1 to clarify the ultimate natural holder of MPC GPGP V Ltd., such as you have for all of the other joint owners of Xingyun International Company Limited.

In response to the Staff’s comment, the Company has revised the disclosure on pages 248 and 250 of the Revised Draft Registration Statement.

Polibeli Group Ltd

Consolidated Balance Sheets, page F-3

37.	Please tell us your consideration of providing the information in Item 10.A.1 of Form 20-F in your balance sheets and a note analyzing the changes in your share capital if not presented in your statements of changes in deficit. Refer to Item 8A(f) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-3, F-5 and F-30 of the Revised Draft Registration Statement, to present the share and per share information on a retrospective basis in balance sheets and statements of changes in deficit to reflect the incorporation of Polibeli Group Ltd on March 12, 2024 and the Reorganization completed on May 27, 2024.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

38.	Please tell us your consideration of presenting loss per share and the disclosures in FASB ASC 260-10-50.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-4 and F-18 of the Revised Draft Registration Statement, to present the share and per share information on a retrospective basis to reflect the incorporation of Polibeli Group Ltd on March 12, 2024 and the Reorganization completed on May 27, 2024.

Note 3. Summary of Significant Accounting Policies

(b) Basis of consolidation, page F-9

39.	Please tell us your consideration of identifying financial statements and financial summaries of previously separate entities as combined. Refer to FASB ASC 805-50-45-5.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s consideration of identifying financial statements and financial summaries of previously separate entities as consolidated is as follow:

The main purpose of the Reorganization of Polibeli was to establish a Cayman holding company for the existing business in preparation for an overseas listing. Immediately before and after the Reorganization completed on May 27, 2024, Polibeli Group Ltd together with its wholly-owned subsidiaries were under the same ultimate control of Xingyun International Company Limited (“Xingyun International”). The Reorganization transaction combines more than two commonly controlled entities that historically have not been presented together, which are subsidiaries of various intermediary holding entities of Xingyun International since their formation through and after Reorganization completion date. Thus, the resulting financial statements are effectively considered to be of a different reporting entity, which requires retrospective combination of the entities for all periods presented as if the combination had been in effect since inception of common control in accordance with ASC 805-50-45-2.

Absent the use of a “to be issued” auditor’s report, the financial statements as of and for the fiscal year ended December 31, 2022 and 2023 (“Annual Financial Statements”) included in the Draft Registration Statement confidentially submitted on September 26, 2024 would have been referred to as combined financial statements based on the guidance in ASC 805-50-45-5. They would have been considered combined-versus-consolidated because the financial statements did not present a period that included the incorporation of Polibeli Group Ltd (the Registrant) on March 12, 2024 and the completion of the reorganization of entities under common control on March 27, 2024 (collectively, the “events”). As these events have taken place, and the Company would be required to update the financial statements to include a period after these dates, the Company concluded the most efficient presentation would be to refer to the financial statements as consolidated. Accordingly, the Company requested the auditor to issue a “to be issued” audit report consistent with the guidance in Section 4710 of the Division of Corporation Finance’s Financial Reporting Manual.

The Revised Draft Registration Statement confidentially submitted on November 13, 2024 include condensed consolidated interim financial statements as of and for the six-month period ended June 30, 2024. As the events noted above have taken place prior to June 30, 2024, these financial statements are properly referred to as consolidated financial statements. The auditor has removed the “to be issued” language and has issued a dual dated audit report on the Annual Financial Statements. Once the various steps that are necessary to refer to the financial statements in the most period presented as combined-versus-consolidated have been completed, it is the reporting convention to refer to all periods presented as consolidated.

The financial statements and financial summaries of Polibeli Group Ltd together with its wholly-owned subsidiaries are prepared as follow:

(1)	Results of operations are reported for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests of previously separate entities from Xingyun International to Polibeli Group Ltd had occurred at the beginning of the period. Results of operations for periods presented will thus comprise those of the previously separate entities consolidated from the beginning of the period to the date the transfer is completed and those of the consolidated operations from that date to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of revenues for periods presented and on accumulated deficit at the beginning of the periods presented are eliminated to the extent possible.

(2)	Statement of financial position and other financial information are reported as of the beginning of the period as though the assets and liabilities of previously separate entities had been transferred at that date.

(3)	Share and per share information of Polibeli Group Ltd are updated in annual financial statements of the Revised Draft Registration Statement, and are presented on a retrospective basis to reflect the incorporation of Polibeli Group Ltd on March 12, 2024 and the Reorganization completed on May 27, 2024.

(4)	Other financial information for the prior periods is also presented as though the assets and liabilities of previously separate entities had been transferred as of the beginning of the period, in order to provide comparative information that clearly indicate the financial data of previously separate entities under common control are consolidated.

(x) Segment reporting, page F-18

40.	We note from your disclosures on pages 161 and 182 that you sell a variety of products and services. Please tell us your consideration of making the disclosures in FASB ASC 280-10-50-40.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company generates revenues primarily from (i) global goods trading for which we directly procure goods from suppliers and mainly sell them to retailers; and (ii) other services such as global brand operations services and sales promotion services which are ancillary to our global goods trading business. Revenues from global goods trading accounted for 97.9% and 96.0% of the total revenues for the years ended December 31, 2022 and 2023. The Company has made revenue disclosure where products-related revenues and service-related revenues are separately disclosed as required.

Although the Company sells a range of products in global goods trading, the Company concludes that the entity-wide products-related disclosures are not necessary since the products provided are essentially similar using the aggregation criteria in ASC 280-10-50-11.

●	The nature of products: The Company generates revenues mainly from global goods trading by providing a range of products covering different SKUs including consumer digital products, beauty and personal care products, household appliance products, toys and games products, etc. The nature of such product offerings are common trading consumer goods, and they share similar customer utility.

●	The type or class of customer for their products: More than 95% of the revenues from global goods trading are contributed by the enterprise customers in the commercial trading industry. For these enterprise customers, they have similar use of products provided, that is to further sell the products in their downstream channels; and they will react to changes or events affecting the commercial trading industry in a similar fashion (for example, the trend of consumer preference for specific brand products). Additionally, the Company adopts similar sales and marketing approach directed to these enterprise customers.

●	The methods used to distribute their products: The Company distribute products directly to the customers in global goods trading using the same method, by fulfilling the performance obligations as committed in the contract, which is to deliver the products to the designated place. For different products provided in global goods trading, the Company has similar delivery process, and similar requirements on trainings and skills of the employees delivering the products.

●	The nature of the regulatory environment: Although the general guidelines on laws and regulations of commercial trading industry are similar in most countries, specific regulatory environment or trade protection act may vary across different countries causing sales performance of the same product to vary across different countries. Additionally, global goods trading is subject to different transaction currency which also faces different underlying currency exchange risk. Regarding to this matter, the Company has provided entity-wide segment information about the geographic areas in which the reporting entity generates its revenues and holds its long-lived assets, pursuant to ASC 280-10-50-41.

Signatures, page II-5

41.	Revise to ensure that your principal accounting officer or controller also signs the registration statement, consistent with Form F-4.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Revised Draft Registration Statement.

General

42.	Revise your disclosure to elaborate upon the identity of and nature of the business of your controlling shareholder, Xingyun International. In doing so, disclose whether or not your controlling shareholder, and the natural persons that control it, are based in or have the majority of their operations in the People’s Republic of China or Hong Kong, with a view to assessing whether the disclosure guidance discussed in the Sample Letter to China-Based Companies, located at our web-site, should be provided by you.

In response to the Staff’s comment, the Company respectfully submits that Xingyun International is a company limited by shares incorporated under the laws of the Cayman Islands. Through its subsidiaries and consolidated entities, Xingyun International engages in the business of global integrated digital supply chain with focuses on international consumer products trading, with business operations in Asia, the U.S., Europe and Australasia. The Company has revised the disclosure on pages 248 and 250 of the Revised Draft Registration Statement.

The Company acknowledges the Staff’s reference to the Sample Letter to China-Based Companies which provides guidance on disclosure of risks associated with investing in companies that are based in or that have the majority of their operations in the People’s Republic of China (China-based companies). The Company respectfully submits that they are of the opinion that such letter and the disclosure requirements contained therein do not apply to this F-4 registration statement for the following considerations.

Business of Polibeli Group Ltd (“Polibeli”)

Polibeli is a digital supply chain services and distribution-sales provider with business operations in a number of countries around the globe, offering end-to-end solutions including products procurement, channel distribution, logistics services, brand operations, and digital marketing services to both upstream and downstream business partners. Polibeli’s management is based in Indonesia, and conducts its business in Japan, Indonesia, Singapore, Korea, the US, France, Italy and Hong Kong, with Japan and Indonesia constituting the majority of its operations.

Upon consummation of the proposed business combination, Polibeli is expected to be listed on New York Stock Exchange or the NYSE American LLC (either, “NYSE”). Polibeli will be separate and distinct from its shareholders, including Xingyun International. As a public company, Polibeli’s board of directors will provide oversight of corporate activities and performance. As disclosed on page 204 of the Revised Draft Registration Statement, Polibeli’s board of directors will comprise of a majority of independent directors. The board of Polibeli will also establish a separately standing audit committee, nominating and corporate governance committee and compensation committee, and adopt a charter for each of these committees, complying with NYSE requirements.

Business of Xingyun International

In response to the Staff’s comment to disclose additional information about Xingyun International, the Company respectfully furnishes the following information.

As discussed above, through its subsidiaries such as Polibeli and its subsidiaries, and consolidated entities, Xingyun International engages in the business of global integrated digital supply chain with focuses on international consumer products trading, with business operations in Asia, the U.S., Europe and Australasia.

As disclosed on pages 248 and 250 of the Revised Draft Registration Statement, Xingyun International is jointly controlled by (i) Xingyun Group Limited, a BVI business company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wei Wang (“Wang SPV”); (ii) Eastern Bell International VII Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and Dingyi II Overseas International Limited, a BVI business company incorporated under the laws of the British Virgin Islands. Eastern Bell International VII Limited is wholly owned by ShangHai DingXian Business Consulting Partnership (LP), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan. Dingyi II Overseas International Limited is wholly owned by Ningbo Dingxiang Venture Capital (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and ultimately controlled by Mr. Li Yan (“Eastern Bell”); (iii) MPC V HK Limited, a limited company incorporated under the laws of Hong Kong. MPC V HK Limited is owned by MPC V L.P. and MPC V-A L.P.. The general partner of both MPC V L.P. and MPC V-A L.P. is MPC Management V L.P.. The general partner of MPC Management V L.P. is MPC GPGP V Ltd. Mr. David Su is the controlling shareholder of MPC GPGP V Ltd. (“MPC”); (iv) TK Xingyun Investment Limited, an exempted company incorporated under the laws of the Cayman Islands. TK Xingyun Investment Limited is wholly owned by Taikang Life Insurance Co., Ltd., a limited liability company incorporated under the laws of the PRC, and ultimately controlled by Mr. Dongsheng Chen (“Taikang”); (v) YF Hermes Limited, a BVI business company incorporated under the laws of the British Virgin Islands. YF Hermes Limited is wholly owned by Yunfeng Fund IV, L.P., a private fund registered under the laws of the Cayman Islands, and ultimately controlled by Mr. Feng Yu (“Yunfeng”); and (vi) Suzhou GSR United Phase III Equity Investment Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, and Suzhou Zhongxin Botong Jinshi Venture Capital Partnership (Limited Partnership), a limited partnership incorporated under the laws of the PRC, both of which are ultimately controlled by Mr. Xiaofeng Pan (“GSR”). The persons in (i) to (vi) above are collectively referred to as the “Xingyun International Investors.”

Four out of the Xingyun International Investors, namely Eastern Bell, MPC, Yunfeng and GSR, are funds organized under their respective places of incorporation with investment mandates covering private equity, buyout, real asset, distressed credit opportunities through primary partnership, acquisitions and co-investments in companies in various countries. Taikang is an insurance and financial service conglomerate focused on insurance and health and elderly care as main businesses, as well as asset management. Wang SPV is the holding company of Mr. Wei Wang for tax and estate planning purposes.

Each Xingyun International Investor independently and separately made the investment decision in Xingyun International. Each Xingyun International Investor sourced, reviewed, discussed and approved the investment in Xingyun International in accordance with its internal guidance and followed its internal authorization procedures. The investment in Xingyun International is one of the portfolio investments of each Xingyun International Investor in their respective ordinary course of business. None of the Xingyun International Investors was established solely to carry out investment in Xingyun International. As such, the business operations of the Xingyun International Investors are separate and independent from the business operations of Xingyun International, including Xingyun International’s investment decision in Polibeli.

Based on the foregoing, the Company respectfully submits that they are of the opinion that (a) Polibeli’s management is not based in PRC or Hong Kong, (b) the majority of Polibeli’s business operations are not in PRC or Hong Kong, (c) Polibeli is separate and distinct from Xingyun International, and upon consummation of the proposed business combination, Polibeli will be overseen by a board of directors that is majority independent, and (d) the business operations of the Xingyun International Investors are separate and independent from the business operations of Xingyun International, including Xingyun International’s investment decision in Polibeli. Therefore, the Sample Letter to China-Based Companies and the disclosure requirements contained therein do not apply to this F-4 registration statement for the proposed business combination.

43.	Please provide in the proxy statement/prospectus the dilution table required by Item 1604(c) of Regulation S-K, and describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Where you provide the table, describe each material potential source of future dilution that non-redeeming shareholders may experience, including sources not included in the table. At each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders’ interest per share being at least the initial public offering price per share of common stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages xxi, xxii, 11 and 12 of the Revised Draft Registration Statement and included cross-references to the revised disclosure on the cover page and pages 42 and 48 of the Revised Registration Statement.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Cc:	Fucheng Yan, Chairman, Polibeli Group Ltd
Hua Chen, Chief Executive Officer and Principal Financial Officer, Polibeli Group Ltd
Yixuan Yuan, Chief Executive Officer and Director, Chenghe Acquisition II Co.
William Burns, Partner, Paul Hastings LLP
Rong Liu, Senior Partner, Marcum Asia CPAs LLP
Jerome Ooi, Partner and Co-Founder, Enrome LLP